Lawrence A. Zimmerman

Executive Vice President

& Chief Financial Officer

April 26, 2007

Via Fax & EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated April 11, 2007 addressed to me on behalf of Xerox Corporation (Registrant). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-968-3439 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-968-3684.

Yours very truly,

/S/ Lawrence A. Zimmerman

Lawrence A. Zimmerman

Executive Vice President and Chief Financial Officer

Xerox Corporation

800 Long Ridge Road

Stamford, Connecticut 06904

Telephone 203-968-3439

Facsimile 203-968-3200

C:	G. Kabureck
S. Lee
D. Marshall
I. McKinney
A. Mulcahy
L. Varon

M. Cohen (PWC)
T. Morrison (PWC)
M. Walsh (SEC)

Form l0-K for the Fiscal Year Ended December 31, 2006

Item 9A.	Controls and Procedures

Disclosure Controls and Procedures, page 20

1.	Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Response: Our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were effective based upon the full definition contained in Rule l3a-15(e) under the Exchange Act. We had made these disclosures in our Form 10-Q’s filed during 2006 and we will ensure that the appropriate disclosure is included in all future filings. The following is the disclosure currently included in our draft Form 10-Q for the period ended March 31, 2007:

Item 4 Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company’s management evaluated, with the participation of our principal executive officer and principal financial officer, or persons performing similar functions, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms relating to Xerox Corporation, including our consolidated subsidiaries, and was accumulated and communicated to the Company’s management, including the principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 13

Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 29

2.	Describe the nature of the amount presented as "decrease in finance receivables" on the statements of cash flows. We note from your Capital Resources and Liquidity discussion of MD&A that you identify the lower net run-off of finance receivables as one of the primary reasons for the changes in net cash provided by operating activities for the years ended December 31, 2006 and 2005. We further note your presentation of the non-GAAP measure of cash from core operations provided at your annual Investor Conference and disclosed in your Form 8-K filed November 20, 2006 that excludes the decrease in finance receivables, among other items. As part of your response, provide us with your computation of the decrease in finance receivables reconciled to the changes in finance receivables as presented on the balance sheets for each period.

Response: Finance receivables are generated from equipment sales-type leases and represent a significant sales activity of the Company. The most frequent terms of our finance receivables are five years and the average term is about four years. The level of finance receivables will remain constant in periods of steady equipment sales assuming a consistent pattern of cash collections. However, over the past several years, as a result of a declining trend in equipment sales resulting in part from less reliance on a sales-type lease model, we have experienced a decline in our finance receivables as cash collections have exceeded new originations associated with equipment sales via sales-type leases. We refer to this trend as the “net run-off of finance receivables”. This situation had a positive impact on our net operating cash flows in both 2006 and 2005. That positive impact was lower in 2006 as the decline in finance receivables was lower as compared to prior years due to a moderation in the level of decline in equipment sale revenue over the past several years and associated finance receivable originations.

The amount presented as “decrease in finance receivables” in our Consolidated Statements of Cash Flows represents the net change in finance receivables as reported in our balance sheet adjusted for the changes related to currency movement and the provision for doubtful accounts, which are reported elsewhere in the statement of cash flows. The following represents the computation of the decrease in finance receivables reconciled to changes in finance receivables as reported in our balance sheet for each period presented:

		Year ended December 31,
		2006	2005
Balance Sheet:
Balance – Beg. of Year:
Finance receivables, net		$2,604	$2,932
Finance receivables due after one year, net		4,949	5,188

Total Finance receivables, net	A	$7,553	$8,120

Balance – End of Year:
Finance receivables, net		$2,649	$2,604
Finance receivables due after one year, net		4,922	4,949

Total Finance receivables, net	B	$7,571	$7,553

Decrease/(Increase) in Accounts	A-B	$(18)	$567

		Year ended December 31,
		2006	2005
Statement of Cash Flows:
Cash Flow – Source/(Use):
Decrease/(Increase) in Accounts	A-B	$(18)	$567
Change due to currency		255	(286)
Bad debt provision		(49)	(28)
Other changes		4	1

Decrease in finance receivables		$192	$254

We utilize the indirect method to present net cash flows from operations. Accordingly, the above change in finance receivables represents one of the adjustments to net income in arriving at operating cash flows.

Our discussion in the Capital Resources and Liquidity section of the MD&A focused on the change in operating cash flows between 2006 and 2005 and therefore separately described the $62 million relative decline in finance receivables run-off (difference between $192 million provided in 2006 and $254 million provided in 2005) as a factor in the overall change in operating cash flows. As equipment sales levels begin to increase, the level of finance receivables should likewise increase and eventually result in a negative effect on operating cash flow.

With respect to our presentation of the non-GAAP measure of “cash flow from core operations”, as noted in our explanation of the use of this measure (as disclosed in our Form 8-K dated November 20, 2006), management believes this presentation provides investors with an additional perspective on net cash flow from operating activities by excluding the effects of investments in finance receivables and on-lease equipment. These investments are viewed as income-producing assets, which are the basis for growth in our leasing operations.